Schedule 13D                                                         Page 1 of 8
================================================================================
SEC 1746        POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
(2-98)          INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO
                RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL
                NUMBER.
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934






                                  NETOPIA, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    64114K104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 KEITH E. GLOVER
                   Chief Financial Officer and Vice President
                          of Finance and Administration
                                  PROXIM, INC.
                               510 DeGuigne Drive
                           Sunnyvale, California 94086
                                 (408) 731-2700
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 23, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13-1(e), 240.13d-(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D                                                        Page 2 of 8


CUSIP No.  64114K104
--------------------------------------------------------------------------------

          1. Names of Reporting Person. SS or I.R.S. Identification No. of above person.

               Proxim, Inc.              I.R.S. Identification No.:  77-0059429
--------------------------------------------------------------------------------

          2.   Check the Appropriate Box if a Member of a Group*

               (a) [ ]

               (b) [ ]

               Not applicable
--------------------------------------------------------------------------------
          3.   SEC Use Only
--------------------------------------------------------------------------------
          4.   Source of Funds* 00
--------------------------------------------------------------------------------
          5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
          6.   Citizenship or Place of Organization State of Delaware
--------------------------------------------------------------------------------
Number of         7.  Sole Voting Power      3,545,398 (See (1) below)
Shares            --------------------------------------------------------------
Beneficially      8.  Shared Voting Power  2,180,859    (See (2) below)
Owned by Each     --------------------------------------------------------------
Reporting         9.  Sole Dispositive Power      3,545,398  (See (1) below)
Person With       --------------------------------------------------------------
                  10. Shared Dispositive Power          N/A
--------------------------------------------------------------------------------
          11. Aggregate Amount Beneficially Owned by Each Reporting Person 5,726,257 (See (1) and (2) below)
--------------------------------------------------------------------------------
          12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]
--------------------------------------------------------------------------------
          13. Percent of Class Represented by Amount in Row (11) Approximately 26 percent (See (3) below)
--------------------------------------------------------------------------------

          14.  Type of Reporting Person*

               CO
--------------------------------------------------------------------------------

*See Instructions Before Filling Out

Schedule 13D                                                         Page 3 of 8

(1) In the event that the Option described in Items 3 and 4 below becomes exercisable, and is exercised in full, Proxim, Inc., a Delaware corporation ("Proxim"), will have sole voting power with respect to, and the sole power to dispose of, that number of shares of Common Stock, par value $0.001 per share, of Netopia, Inc., a Delaware corporation ("Netopia"), equal to 19.99% of the then outstanding shares of Netopia Common Stock, which, based upon the 17,735,858 shares of Netopia Common Stock outstanding as of January 22, 2001 (as represented by Netopia in the Merger Agreement described in Items 3 and 4 below), currently equals 3,545,398 shares of Netopia Common Stock. Prior to the exercise of the Option, Proxim is not entitled to any rights as a stockholder of Netopia as to the shares of Netopia Common Stock issuable upon exercise of the Option. The Option may only be exercised upon the occurrence of certain events described in Item 4 below, none of which has occurred as of the date hereof. Proxim expressly disclaims beneficial ownership of any of the shares of Netopia Common Stock which are issuable to Proxim upon exercise of the Option until such time as Proxim purchases any such shares of Netopia Common Stock upon any such exercise of the Option.

(2) 3,393,881 shares of Netopia Common Stock are subject to Voting Agreements between Proxim and certain officers and directors of Netopia, as described in Items 3 and 4 below, of which 2,180,859 shares are either outstanding on the date hereof or are issuable upon the exercise of outstanding options which are either vested or will vest within 60 days of January 23, 2001. Proxim expressly disclaims beneficial ownership of any of the shares of Netopia Common Stock subject to the Voting Agreements. Based on the 18,389,436 shares of Netopia Common Stock outstanding after the issuance of 653,578 shares of Netopia Common Stock upon the exercise of outstanding options which are either vested or will vest within 60 days of January 23, 2001 (but excluding the shares of Netopia Common Stock issuable upon exercise of the Option), the 2,180,859 shares of Netopia Common Stock subject to the Voting Agreements which Proxim may be deemed to beneficially own as of January 23, 2001 represent approximately 11.9% of the outstanding Netopia Common Stock.

(3) Based upon 21,934,834 shares of Netopia Common Stock outstanding after the issuance of 3,545,398 shares of Netopia Common Stock upon the exercise of the Option described in Items 3 and 4 below, and the issuance of 653,578 shares of Netopia Common Stock upon the exercise of outstanding options which are either vested or will vest within 60 days of January 23, 2001.

ITEM 1.  SECURITY AND ISSUER

This statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $0.001 per share, of Netopia, Inc., a Delaware corporation ("Netopia" or "Issuer"). The principal executive offices of Netopia are located at 2470 Mariner Square Loop, Alameda, California 94501.

ITEM 2.  IDENTITY AND BACKGROUND

The name of the corporation filing this Statement is Proxim, Inc., a Delaware corporation ("Proxim"). Proxim designs, manufactures and markets high performance, wireless local area networking, or LAN, products based on radio frequency, or RF, technology. The address of Proxim's principal business is 510 DeGuigne Drive, Sunnyvale, California 94086.

Set forth on Schedule A hereto is (i) the name of each of the executive officers and directors of Proxim, (ii) the residence or business address of each of the directors of Proxim, (iii) present principal occupation or employment, if any, of each of the executive officers and directors of Proxim, and the name, principal business and address of any corporation or other organization in which such employment is conducted, in each case as of the date hereof. The address of the executive offices of Proxim is the same as the address of Proxim's principal business.

Neither Proxim nor, to the knowledge of Proxim, any person named on Schedule A hereto (i) during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or

Schedule 13D                                                         Page 4 of 8

(ii) during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of Proxim, except as set forth on Schedule A hereto, each of the individuals set forth on Schedule A hereto is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to an Agreement and Plan of Reorganization, dated as of January 23, 2001, a copy of which is attached hereto as Exhibit 1 (the "Merger Agreement"), by and among Proxim, ALK Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Proxim ("Merger Sub"), and Netopia, and subject to the conditions set forth therein (including adoption and approval of the Merger Agreement and the merger by stockholders of Netopia, approval of the issuance of shares of Proxim Common Stock by stockholders of Proxim and receipt of applicable regulatory approvals), Merger Sub will merge with and into Netopia and Netopia will become a wholly-owned subsidiary of Proxim (such events constituting the "Merger"). At the effective time of the Merger, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged with and into Netopia, with Netopia remaining as the surviving corporation (sometimes referred to herein as the "Surviving Corporation").

As an inducement to Proxim to enter into the Merger Agreement and in consideration thereof, Proxim and Netopia entered into a Stock Option Agreement, dated as of January 23, 2001, a copy of which is attached hereto as Exhibit 2 (the "Stock Option Agreement"), pursuant to which Netopia granted Proxim an irrevocable option (the "Option") to acquire, subject to certain conditions, up to a number of shares of Netopia Common Stock equal to 19.99% of the issued and outstanding Netopia Common Stock as of January 23, 2001, or 3,545,398 shares (subject to adjustment based on an increase or decrease in the issued and outstanding Netopia Common Stock), for a purchase price of $11.08 per share. Netopia's obligation to issue shares to Proxim pursuant to the exercise of the Option is subject to the occurrence of certain events described in Item 4 below, which may not occur. The granting of the Option was negotiated as a material term of the transactions contemplated by the Merger Agreement. Proxim did not pay additional consideration to Netopia in connection with the Stock Option Agreement or the granting of the Option by Netopia. In the event the Option becomes exercisable, Proxim anticipates that it will use working capital to fund the exercise price of the Option.

As a further inducement to Proxim to enter into the Merger Agreement and in consideration thereof, certain officers and directors of Netopia (collectively, the "Stockholders") entered into individual Voting Agreements with Proxim, a copy of the form of which is attached hereto as Exhibit 3 (each, a "Voting Agreement" and, collectively, the "Voting Agreements"), whereby each Stockholder agreed, severally and not jointly, to vote all of the shares of Netopia Common Stock beneficially owned by such Stockholder in favor of adoption and approval of the Merger Agreement and approval of the Merger and certain related matters. Proxim did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Voting Agreements.

References to, and descriptions of, the Merger, the Merger Agreement, the Stock Option Agreement and the Voting Agreements set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement, the Stock Option Agreement and the Voting Agreements included as Exhibits 1, 2, and 3, respectively, to this Statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

Schedule 13D                                                         Page 5 of 8

ITEM 4: PURPOSE OF TRANSACTION

    (a)-(b) As described in Item 3 above, this Statement relates to the acquisition of Netopia by Proxim pursuant to a statutory merger of Merger Sub, a wholly-owned subsidiary of Proxim, with and into Netopia, pursuant to which, at the effective time of the Merger, the separate existence of Merger Sub will cease and Netopia will continue as the Surviving Corporation and as a wholly-owned subsidiary of Proxim. By virtue of the Merger, each holder of outstanding shares of Netopia Common Stock will receive, in exchange for each share of Netopia Common Stock held by such holder, 0.3 shares of common stock, par value $0.001 per share, of Proxim ("Proxim Common Stock"). In connection with the Merger, Proxim will also assume each outstanding option to purchase Netopia Common Stock under Netopia's existing stock option plans with an exercise price per share of less than $14.87, and thereafter, each such option will represent the right to acquire a number of shares of Proxim Common Stock, as adjusted based on the exchange ratio, with the exercise price adjusted accordingly. Also in connection with the Merger, each purchase right under Netopia's Employee Stock Purchase Plan will be exercised, and each share of Netopia Common Stock issued as a result thereof will be converted into the right to receive 0.3 shares of Proxim Common Stock.

        Pursuant to the Stock Option Agreement, Netopia granted Proxim the Option to acquire, subject to certain conditions, up to a number of shares of Netopia Common Stock equal to 19.99% of the issued and outstanding Netopia Common Stock as of January 23, 2001, or 3,545,398 shares (subject to adjustments based on an increase or decrease in the issued and outstanding Netopia Common Stock), for a purchase price of $11.08 per share. Netopia's obligation to issue shares to Proxim pursuant to the exercise of the Option is subject to the occurrence of certain events (each, an "Exercise Event"), which may not occur. In general, an Exercise Event may be deemed to have occurred if the Merger Agreement is terminated because: (a) (i) the Board of Directors of Netopia withdraws, modifies or changes its recommendation of this Merger Agreement, or the Merger, in a manner adverse to Proxim or its stockholders, (ii) the Board of Directors of Netopia recommends to its stockholders an Acquisition Proposal (as defined in the Merger Agreement), (iii) Netopia fails to comply, in all material respects, with any of the terms of Section 5.4 of the Merger Agreement (relating to the non-solicitation of alternative transactions), (iv) an Acquisition Proposal is announced or otherwise becomes publicly known and the Board of Directors of Netopia (x) fails to recommend against acceptance of such by its stockholders (including by taking no position, or indicating its inability to take a position, with respect to the acceptance by its stockholders of an Acquisition Proposal involving a tender offer or exchange offer) or (y) fails to reconfirm its approval and recommendation of the Merger Agreement and the transactions contemplated therein within five (5) business days thereafter, or (vi) the Board of Directors of Netopia resolves to take any of the actions described above; or (b) (i) the Merger shall not have been consummated by June 30, 2001 for any reason (provided, however, that the right to terminate the Merger Agreement at such date shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes (x) a material breach of this Agreement or (y) a material acquisition or proposed acquisition by Proxim), or (ii) the required approval of the stockholders of Netopia contemplated by the Merger Agreement shall not have been obtained by reason of the failure to obtain the required vote at a meeting of Netopia stockholders, or (iii) the required approval by the stockholders of Proxim of the Share Issuance (as defined in the Merger Agreement) required under applicable Nasdaq rules shall not have been obtained by reason of the failure to obtain the required vote at a meeting of Proxim stockholders, and (x) prior to the date of termination of the Merger Agreement, there shall exist or have been publicly proposed a bona fide Acquisition Proposal relating to a Company Acquisition (as defined in the Merger Agreement) with a person or group reasonably capable of consummating a Company Acquisition and (y) within 12 months after the termination of the Merger Agreement a Company Acquisition is consummated or Netopia enters into a definitive agreement therefor.

        Pursuant to the Voting Agreements, each of the Stockholders has irrevocably appointed the directors of Proxim as such Stockholder's lawful attorneys and proxies with respect to certain prescribed matters related to the Merger. The foregoing proxies give the directors of Proxim the limited right to vote or deliver a

Schedule 13D                                                         Page 6 of 8

        consent with respect to each of the shares of Netopia Common Stock beneficially owned by the Stockholders, at every annual, special, adjourned or postponed meeting of the stockholders of Netopia and in every written consent in lieu of such a meeting: (a) in favor of the approval of the Merger and the adoption and approval of the Merger Agreement, and in favor of each of the other actions contemplated by the Merger Agreement and any action required in furtherance thereof; (b) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the transactions contemplated by the Merger Agreement; (c) against any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement; and (d) in favor of waiving any notice that may have been or may be required relating to any reorganization of Netopia or any subsidiary of Netopia, any reclassification or recapitalization of the capital stock of Netopia or any subsidiary of Netopia, or any sale of assets, change of control, or acquisition of Netopia or any subsidiary of Netopia by any other person, or any consolidation or merger of Netopia or any subsidiary of Netopia with or into any other person. The Stockholders may vote their shares of Netopia Common Stock on all other matters submitted to the stockholders of Netopia for their approval. The Voting Agreements terminate upon the earlier to occur of (a) such date and time as the Merger Agreement shall have been validly terminated pursuant to its terms, and (b) such date and time as the Merger shall become effective in accordance with the terms and conditions set forth in the Merger Agreement.

        The purpose of the Stock Option Agreement and the Voting Agreements is to enable Proxim and Netopia to consummate the transactions contemplated under the Merger Agreement.

    (c) Not applicable.

    (d) Upon the consummation of the Merger, the directors of the Surviving Corporation will be the directors of Merger Sub immediately prior to the effective time of the Merger, until their respective successors are duly elected or appointed and qualified. Upon consummation of the Merger, the initial officers of the Surviving Corporation will be the officers of Merger Sub immediately prior to the effective time of the Merger until his respective successor is duly appointed. Proxim will appoint each of the directors and officers of Merger Sub.

    (e) Other than as a result of the Merger described in Item 3 and Item 4 above, not applicable.

    (f) Not applicable.

    (g) Upon consummation of the Merger, the Certificate of Incorporation of Netopia will be amended and restated in its entirety to be identical to the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the effective time of the Merger (except that the name of Netopia will remain Netopia, Inc.), and such Certificate of Incorporation of Netopia, as so amended and restated, will be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with the General Corporation Law of the State of Delaware and such Certificate of Incorporation. Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, will be, at the effective time of the Merger, the Bylaws of the Surviving Corporation until thereafter amended in accordance with the General Corporation Law of the State of Delaware, the Certificate of Incorporation of Netopia and such Bylaws.

    (h)-(i) Upon consummation of the Merger, the Netopia Common Stock will be deregistered under the Securities Exchange Act of 1934, as amended, and delisted from the Nasdaq National Market.

    (j) Other than described above, Proxim currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D, inclusive, although Proxim reserves the right to develop such plans.

Schedule 13D                                                         Page 7 of 8

References to, and descriptions of, the Merger, the Merger Agreement, the Stock Option Agreement and the Voting Agreements set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement, the Stock Option Agreement and the Voting Agreements included as Exhibits 1, 2, and 3, respectively, to this Statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    (a)-(b) In the event that the Option becomes exercisable, and is exercised in full, Proxim will have sole voting power with respect to, and the sole power to dispose of, that number of shares of Netopia Common Stock equal to 19.99% of the then outstanding shares of Netopia Common Stock, which, based upon the 17,735,858 shares of Netopia Common Stock outstanding as of January 22, 2001 (as represented by Netopia in the Merger Agreement described in Items 3 and 4 above), currently equals 3,545,398 shares of Netopia Common Stock. Prior to the exercise of the Option, Proxim is not entitled to any rights as a stockholder of Netopia as to the shares of Netopia Common Stock issuable upon exercise of the Option. The Option may only be exercised upon the occurrence of the Exercise Events described in Item 4 above, none of which has occurred as of the date hereof. Proxim expressly disclaims beneficial ownership of any of the shares of Netopia Common Stock which are issuable to Proxim upon exercise of the Option until such time as Proxim purchases any such shares of Netopia Common Stock upon any such exercise of the Option.

        As a result of the Voting Agreements, Proxim may be deemed to be the beneficial owner of at least 2,180,859 shares of Netopia Common Stock as of January 23, 2001. Such Netopia Common Stock constitutes approximately 11.9% of the issued and outstanding shares of Netopia Common Stock, based on the 17,735,850 shares of Netopia Common Stock outstanding as of January 22, 2001 (as represented by Netopia in the Merger Agreement described in Items 3 and 4 above) and assuming the issuance of 653,578 shares of Netopia Common Stock upon the exercise of outstanding options which are either vested or will vest within 60 days of January 23, 2001. Proxim also may be deemed to have shared voting power with respect to the foregoing shares of Netopia Common Stock with respect to those matters described above. However, Proxim (a) is not entitled to any rights as a stockholder of Netopia as to the foregoing shares of Netopia Common Stock, and (b) disclaims any beneficial ownership of the shares of Netopia Common Stock which are covered by the Voting Agreements.

        To the knowledge of Proxim, other than David C. King, Chairman of the Board of Directors, President and Chief Executive Officer of Proxim, who held options to purchase 37,500 shares of Netopia Common Stock as of January 23, 2001, no other person listed on Schedule A hereto has an equity or other ownership interest in Netopia.

        Set forth on Schedule B hereto is the name of those stockholders of Netopia that have entered into a Voting Agreement with Proxim, and to the knowledge of Proxim, each of their respective present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted.

    (c) To the knowledge of Proxim, no transactions in the class of securities reported on this Statement have been effected during the past 60 days by the persons named in response to Item 5(a) and Item 2.

    (d) To the knowledge of Proxim, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the class of securities reported on this Statement.

    (e) Not applicable.

Schedule 13D                                                         Page 8 of 8


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the Merger Agreement and the exhibits thereto, including the Stock Option Agreement and the Voting Agreements, to the knowledge of Proxim, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of Schedule 13D and between such persons and any person with respect to any securities of Netopia, including, but not limited to transfer or voting of any of the class of securities reported on this Statement, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as exhibits to this Statement:

    1. Agreement and Plan of Reorganization, dated as of January 23, 2001, by and among Proxim, Inc., a Delaware corporation ("Proxim"), ALK Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Proxim, and Netopia, Inc., a Delaware corporation.

    2. Stock Option Agreement, dated as of January 23, 2001, by and between Proxim, Inc., a Delaware corporation, and Netopia, Inc., a Delaware corporation.

    3. Form of Voting Agreement, dated as of January 23, 2001, by and between Proxim and certain stockholders of Netopia set forth on Schedule B hereto.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 2, 2001
--------------------------------------------------------------------------------
Date

/s/ Keith E. Glover
--------------------------------------------------------------------------------
Signature
Keith E. Glover, Chief Financial Officer and Vice President of Finance and Administration
--------------------------------------------------------------------------------
Name/Title

                                   SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                  PROXIM, INC.

        The following table sets forth the name, business address and present principal occupation or employment of each executive officer and director of Proxim. Except as otherwise indicated below, the business address of each person set forth on this Schedule A is: c/o Proxim, Inc., 510 DeGuigne Drive, Sunnyvale, California 94086.



           NAME OF EXECUTIVE OFFICER                      TITLE AND PRESENT PRINCIPAL OCCUPATION
---------------------------------------------    ---------------------------------------------------------
David C. King                                    Chairman of the Board of Directors, President and Chief
                                                 Executive Officer
Keith E. Glover                                  Chief Financial Officer and Vice President of Finance
                                                 and Administration
Juan Grau                                        Vice President of Engineering

           NAME OF EXECUTIVE OFFICER                      TITLE AND PRESENT PRINCIPAL OCCUPATION
---------------------------------------------    ---------------------------------------------------------
David C. King                                    Chairman of the Board of Directors, President and Chief
                                                 Executive Officer of Proxim

Leslie G. Denend                                 180 Webster Street
                                                 Palo Alto, CA  94301

Raymond Chin                                     Chairman of the Board of Directors and
                                                 Chief Executive Officer
                                                 General Wireless Corporation
                                                 831 Martin Avenue
                                                 Santa Clara, CA  95050

Gregory L. Reyes                                 President, Chief Executive Officer and Director
                                                 Brocade Communication Systems, Inc.
                                                 1901 Guadalupe Parkway
                                                 San Jose, CA  95131

Jeffrey D. Saper                                 Wilson Sonsini Goodrich & Rosati,
                                                 Professional Corporation
                                                 650 Page Mill Road
                                                 Palo Alto, CA  94304-1050

Schedule 13D                                                         Page 1 of 1


                                   SCHEDULE B

                    STOCKHOLDERS PARTY TO A VOTING AGREEMENT
                                WITH PROXIM, INC.

        The following table sets forth the name and present principal occupation or employment of each Stockholder of Netopia that has entered into a Voting Agreement with Proxim in connection with the Merger Agreement, and the aggregate number of shares of Netopia Common Stock beneficially owned by each such Stockholder as of January 23, 2001. Except as otherwise indicated below, the business address of each Stockholder set forth on this Schedule B is: c/o Netopia, Inc., 2470 Mariner Square Loop, Alameda, California 94501.



              STOCKHOLDER PARTY TO VOTING AGREEMENT                       SHARES BENEFICIALLY OWNED
-----------------------------------------------------------------         -------------------------
Alan B. Lefkof ..................................................                   363,703(1)

David A. Kadish..................................................                    79,680(2)

Thomas A. Skoulis................................................                   146,672(3)

Michael P. Trupiano..............................................                   181,537(4)

Reese M. Jones...................................................                 1,307,218(5)

David F. Marquardt ..............................................                   102,049(6)

-------------------

(1) Includes 133,203 outstanding shares of Netopia Common Stock, and 230,500 shares of Netopia Common Stock issuable upon the exercise of options to purchase Netopia Common Stock which are exercisable within 60 days of January 23, 2001.

(2) Includes 3,304 outstanding shares of Netopia Common Stock, and 76,376 shares of Netopia Common Stock issuable upon the exercise of options to purchase Netopia Common Stock which are exercisable within 60 days of January 23, 2001.

(3) Includes 43,110 outstanding shares of Netopia Common Stock, and 103,562 shares of Netopia Common Stock issuable upon the exercise of options to purchase Netopia Common Stock which are exercisable within 60 days of January 23, 2001.

(4) Includes 3,523 outstanding shares of Netopia Common Stock, and 178,014 shares of Netopia Common Stock issuable upon the exercise of options to purchase Netopia Common Stock which are exercisable within 60 days of January 23, 2001.

(5) Includes 1,274,655 outstanding shares of Netopia Common Stock, and 32,563 shares of Netopia Common Stock issuable upon the exercise of options to purchase Netopia Common Stock which are exercisable within 60 days of January 23, 2001.

(6) Includes 69,486 outstanding shares of Netopia Common Stock, and 32,563 shares of Netopia Common Stock issuable upon the exercise of options to purchase Netopia Common Stock which are exercisable within 60 days of January 23, 2001.

                                EXHIBIT INDEX


EXHIBIT
 NUMBER                    DESCRIPTION OF DOCUMENT
 -------                   -----------------------

    1. Agreement and Plan of Reorganization, dated as of January 23, 2001, by and among Proxim, Inc., a Delaware corporation ("Proxim"), ALK Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Proxim, and Netopia, Inc., a Delaware corporation.

    2. Stock Option Agreement, dated as of January 23, 2001, by and between Proxim, Inc., a Delaware corporation, and Netopia, Inc., a Delaware corporation.

    3. Form of Voting Agreement, dated as of January 23, 2001, by and between Proxim and certain stockholders of Netopia set forth on Schedule B hereto.